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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 24)*

                          Tesoro Petroleum Corporation
     ______________________________________________________________________
                                (Name of Issuer)

                   Common Stock, par value $.16-2/3 per share
     ______________________________________________________________________
                         (Title of Class of Securities)

                                    88160910
                         _______________________________
                                 (CUSIP Number)

            John C. Kelsh, Esq., Metropolitan Life Insurance Company
              One Madison Avenue, New York, NY 10010 (212-578-3437)
     ______________________________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 11, 1994
             _______________________________________________________
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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          This Amendment No. 24 supplements and amends the
Statement on Schedule 13D (the "Statement on Schedule 13D") filed with the Securities and Exchange Commission on February 27, 1985, as it has been amended from time to time thereafter, by Metropolitan Life Insurance Company ("Metropolitan") with respect to the shares of common stock, par value $.16-2/3 per share (the "Common Stock"), issued by Tesoro Petroleum Corporation (the "Issuer"), a Delaware corporation. Capitalized terms used herein without a definition have the meanings ascribed to them in the Statement on Schedule 13D.

Item 4.   Purpose of Transaction.
Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

          On May 11, 1994, in connection with the Issuer's proposed offering of additional shares of Common Stock, MetLife Security Insurance Company of Louisiana ("MetLife Louisiana"), a wholly-owned subsidiary of Metropolitan, entered into a lockup agreement with CS First Boston Corporation, Smith Barney Shearson Inc. and Jefferies & Company, Inc., the Underwriters of such offering. This agreement provides that without the written consent of CS First Boston Corporation, from May 11, 1994 through July 22, 1994 (subject to earlier termination upon the occurrence of certain events), MetLife Louisiana will not sell, transfer or otherwise dispose of (other than to affiliates of MetLife Louisiana) any shares of Common Stock and/or the Issuer's $2.20 Cumulative Convertible Preferred Stock owned by MetLife Louisiana. An executed copy of this lockup agreement is being filed as Exhibit W to Metropolitan's Schedule 13D and is incorporated herein by reference.

          In consideration of MetLife Louisiana's entering into this lockup agreement, by letter dated May 11, 1994, the Issuer confirmed to MetLife Louisiana that the Issuer will not use the proceeds of this proposed offering or any other equity offering as to which a pricing occurs on or prior to July 22, 1994 except as set forth in the use of proceeds section of the Issuer's initially filed registration statement relating to this offering without first purchasing all of the securities of the Issuer which are subject to the MetLife Louisiana Option (as defined in such registration statement), if any, at the time of the closing with respect to any such offering. An executed copy of this letter is being filed as Exhibit X to Metropolitan's Schedule 13D and is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

          Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibits:

          Exhibit W - Agreement, dated May 11, 1994, between
MetLife Louisiana and CS First Boston Corporation, Smith Barney
Shearson Inc. and Jefferies & Company, Inc.

          Exhibit X - Letter, dated May 11, 1994, from the
Executive Vice President and Chief Financial Officer of the
Issuer to MetLife Louisiana.

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                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              METROPOLITAN LIFE INSURANCE COMPANY
                              and on behalf of MetLife Security
                              Insurance Company of Louisiana
                              (formerly known as Charter Security
                              Life Insurance Company (Louisiana))


                              By: /s/ John C. Kelsh
                                  _______________________________

                                  John C. Kelsh
                                  Vice President and
                                  Investment Counsel



May 16, 1994






























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                          EXHIBIT INDEX

          Set forth below is the Exhibit applicable to this Amendment No. 24 and its location herein:

          Exhibit                                 Page Herein

Exhibit W - Agreement, dated May 11, 1994,
between MetLife Louisiana and CS First
Boston Corporation, Smith Barney Shearson
Inc. and Jefferies & Company, Inc.                     5

Exhibit X - Letter, dated May 11, 1994,
from the Executive Vice President and
Chief Financial Officer of the Issuer
to MetLife Louisiana                                   8




































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